FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 30, 2007

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__        Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL LTD. REACTS TO NEW RULING REGARDING DEDUCTABILITY OF
FINANCING EXPENSES FOR TAX PURPOSES

Netanya, Israel – October 30, 2007 – Cellcom Israel Ltd. (NYSE: CEL) (the "Company") announced today that on October 28 and 29, 2007, the Israeli Supreme Court issued two new rulings readdressing its previous ruling of November 2006 regarding the deductibility of financing expenses for tax purposes, that might be attributed by the Israeli tax authority to the financing of dividends. As of June 30, 2007, the Company has recorded an accumulated tax provision in the amount of approximately NIS 72 million, based on the possibility that part of the Company’s financing expenses will not be recognized as a deductible expense for tax purposes.
The Company is evaluating the effect of these two new rulings, which may result in a material reduction of the said tax provision. Until our evaluation of the rulings is completed, we can provide no assurances as to whether and/or to what degree we will be able to reduce our tax provision.

See also the Company’s most recent annual report for the year ended December 31, 2006 on Form 20-F under “Item 5 - Operating and Financial Review And Prospects – A. Operating Results – Income Tax” as well as our immediate report of May 14, 2007 on Form 6-K under “Financial Report For The First Quarter 2007 – Taxes on Income”.

Forward Looking Statement
The information contained in this press release contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1969).  Said forward-looking statements, relating to the reduction of the tax provision, are subject to uncertainties and assumptions about the new rulings.  We have not finalized our evaluation of these newly issued rulings, and the ultimate completion of our evaluation could lead to materially different conclusions than those set forth above.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its 3 million subscribers with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSDPA 3.5 Generation network enabling the fastest high speed content transmission available in the world, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. In April 2006 Cellcom Israel, through Cellcom Fixed Line Communications L.P., a limited partnership wholly-owned by Cellcom Israel, became the first cellular operator to be granted a special general license for the provision of landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL).

Company Contact Shiri Israeli Investor Relations Coordinator investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft / Ed Job CCGK Investor Relations ehud@gkir.com / ed.job@ccgir.com Tel: (US) 1 866 704 6710 / 1 646-213-1914

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	October 30, 2007	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel

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